NEW MEDIA INVESTMENT GROUP INC.
1345 Avenue of the Americas, 45th floor
New York, NY 10105
(212) 798-6100

Via EDGAR and Email

Mses. Susan Block and Laura Nicholson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

October 8, 2019

New Media Investment Group Inc.
Registration Statement on Form S-4
File No. 333-233509

Dear Mses. Block and Nicholson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Media Investment Group Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above referenced Registration Statement on Form S-4, as amended by Amendment No. 1 and Amendment No. 2 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 3:00 p.m. Eastern Time on October 10, 2019, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Damien R. Zoubek, at (212) 474-1876, and then send written confirmation to the addressees listed on the cover of the Registration Statement. Thank you for your continued attention to this matter.

Sincerely,

NEW MEDIA INVESTMENT GROUP INC.

/s/ Michael E. Reed
Name:	Michael E. Reed
Title:	Chief Executive Officer and Director